

August 5, 2010

Mr. William G. Forhan
Chief Executive Officer
Ballroom Dance Fitness, Inc.
9000 Burma Road, Suite 104
Palm Beach Gardens, FL 33403

>   **Re: Ballroom Dance Fitness, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 22, 2010**
>   **File No. 333-167249**

Dear Mr. Forhan:

    We have received your response to our comment letter to you dated June 29, 2010 and have the following additional comments. Please note that the page numbers below refer to the marked copy of your filing provided by counsel.

General

1.   We note that throughout your filing you state that you will need to sell at least 50% of the offered shares in order to implement your business strategy, although your "Use of Proceeds" section indicates that you will need substantially less than that to create your DVD and infomercial, develop your website, and receive working capital. Please tell us how you have arrived at the conclusion that you will need at least 50% of proceeds to implement your plan.

2.   Explain throughout how you intend to market your video to individuals when your dances appear to require, in each case, a partner.

Prospectus Cover Page

3.   Please revise to clarify that all funds invested in the company will be immediately available for use by the company, and that you have made no arrangements to place the proceeds of the offering in an escrow account. Similarly revise your "Offering Summary" section on page 7.

Summary, page 5

4.   We note your response to our prior comment 3. Please revise to state, if true, that you have taken no steps to "launch infomercials" or to "enter into marketing alliances"

with related companies, and that you may not be able to do so. Alternatively, delete the paragraph in which you discuss these plans.

Offering Summary, page 7

5.   We note your response to our prior comment 8 and reissue in part. Please revise to clarify that all subscription agreements and checks are irrevocable and that funds will be only returned upon rejection of a subscription.

Risk Factors, page 8

Proceeds received in this Offering may not be sufficient, page 9

6.   Please revise to quantify the amount of proceeds that will be considered "sufficient amounts."

You might lose your entire investment, page 9

7.   We note that you state here and on page 3 of your filing that you expect that the proceeds from the sale of 50% of your shares will sustain your operations for 12 months, which conflicts with disclose in your MD&A section that indicates you need only $50,000 to sustain your operations for the next 12 months. Please reconcile or advise.

We will need to obtain additional financing, page 9

8.   Please revise to quantify the amount of additional financing you will require in order to continue to operate your business.

You will experience immediate dilution, page 16

9.   We note your response to our prior comment 18 and reissue in part. Please cross-reference your "Dilution" section.

Description of Business, page 17

10.   Please revise your "Business" and "MD&A" sections to specifically outline how your plans will change if you raise 25%, 50%, 75%, or 100% of the offering proceeds.

Growth Strategy Objective, page 19

11.   Please clarify, if true, that the cost of shooting the DVD and the infomercial is $250,000. Alternatively, provide the cost of shooting each. Revise the "Use of Proceeds" section if necessary.

12.   Please disclose the basis for your estimate that the shoot for the DVD and infomercial will cost $250,000. Provide a breakdown of expenses to the extent possible.

The Marketplace, page 20

13.   Please disclose here and in your MD&A section the IHRSA report from which you are quoting.

14.   It appears that the report you cite is not currently available at www.kait8.com. Please revise here and in your MD&A section.

Competition and Competitive Advantages, page 21

15.   We note your response to our prior comment 26 and reissue the comment in part. Please revise to discuss the challenges you may face in attempting to enter the industry and clarify that you are unlikely to compete with nationally recognized fitness instruction in the near future.

16.   Please delete your reference to Bally's or cite the exact Bally's source you are quoting. Is this posted on a website or somewhere else?

17.   Refer to the last two paragraphs of this section. Please state, if true, that you have taken no steps to work with companies in the fitness and diet industries or to negotiate with diet suppliers, exercise equipment manufacturers, fitness clothing companies and shoe companies. Also state that you may not ever be able to do so. Alternatively, delete these paragraphs.

Use of Proceeds, page 23

18.   Please separately list the cost of the infomercial.

Dilutions, page 24

19.   Please revise your Dilution chart to put parentheses around the $.26 in order to indicate that the shareholders' investment will decrease in value.

Directors, Executive Officers, Promoters and Control Persons, page 27

20.   Please revise to disclose the specific experience, qualifications, attributes or skills of each of your directors that qualifies them to serve on your board. Refer to Item 401(e) of Regulation S-K.

Officer Compensation, page 29

21.   We note your response to our prior comment 39. Please clarify, if true, that you intend to use the proceeds of the offering to pay the salaries of your executive officers. Alternatively, state when you believe working capital will be sufficient to pay salaries.

Proposed Milestones, page 34

22.   We note that you intend to make a better DVD to "show to potential investors." Please clarify whether this DVD is the one that you intend to sell to consumers or whether you intend to make another video exclusively for investors.

23.   Please update this section to realistically reflect when you plan to accomplish your stated objectives.

Results of Operations, page 35

24.   In your disclosure, you state that your revenues since inception came from ballroom dancing classes and private lessons. However, this does not appear to be consistent with your stated business objective of selling fitness DVDs. As such, please revise your disclosure to discuss whether you expect these types of revenues to be recurring sources of revenue for your business.

Financial Statements

General

25.   We note the revisions you have made in response to our prior comment 45. Please clearly identify and label the financial statements as those of a development stage company. In addition, please identify the company as such in the accountant's report.

26.   As the quarterly information is audited, the accountant's report should also cover the cumulative data. Please revise accordingly.

27.   Cumulative net losses in the shareholders' equity section of the balance sheet should be labeled with a descriptive caption such as "deficit accumulated during the development stage" in accordance with ASC 915-210-45-1. Please revise accordingly.

Statement of Operations, page F-4

28.   Please delete the earnings per share information (including the weighted common shares outstanding) for the cumulative data column. It is not meaningful.

Statement of Shareholders Equity, page F-6

29.   It appears that you have not complied with comment 54 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Please revise your statement to separately quantify and disclose each individual issuance of securities on the face of your financial statement.   Your attention is directed to ASC 915-215-45 for guidance.

30.   In this regard, please ensure that the information in your financial statement agrees to that which you present in Note 6 on page F-9 and the information disclosed on page 37.

Note 1, Summary of Significant Accounting Policies, page F-7

31.   As you have recorded some revenue in the periods presented, please expand your accounting policies footnote to address related revenue recognition policies.

Note 4: Stock Based Compensation, page F-9

32.   It appears that you have not complied with comment 51 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Please revise your disclosure to make reference to the appropriate literature within the Accounting Standards Codification.

Note 6: Stockholders Equity, page F-9

33.   It appears that you have not complied in full with comment 53 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Specifically, please explain how the 10,500,000 shares discussed in this note reconcile to the 8,000,000 shares discussed on page 37, and the 11,100,000 shares shown on page II-1 and II-2, and revise for consistency.

General

34.   Please continue to consider the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included in your next amendment.

Recent Sale of Unregistered Securities, page II-1

35.   Please revise to clarify the date on which you issued 250,000 shares of common stock to Clark Forham.

36.   For each offering provide additional details supporting your claimed exemption, including the nature of the purchasers and their relationship to you, as well as the type of information you provided them. It is not sufficient to state that the offering "did not involve a public offering" as this determination is based upon facts and circumstances that you have not yet disclosed.

37.   Please quantify the value of the services you received in consideration for the 2,000,000 shares issued in March, 2010.

38.   It appears that you have not complied in full with comments 53 and 58 from staff letter dated June 29, 2010. Therefore, we reissue these comments. Please explain how the 11,100,000 shares shown here as issued through March 31, 2010 reconcile to the statement of stockholders equity on page F-6, Note 6 on page F-9 and your disclosures on page 37.

39.   In the final paragraph of this section, you state that between April 5, 2010 and May 21, 2010, you issued 8,750 shares of unregistered securities for cash consideration of $1,750. This sale price appears to be significantly higher than all previous sales of securities. Please explain the reason for this increase in price.

Exhibits

40.   Please file your Subscription Agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Virginia K. Sourlis *via facsimile* (732) 530-9008